Exhibit 99.4

Restricted Stock Unit Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Date of Grant:     [DATE]

Name of Participant:  [NAME]

Number of Units/Shares: [QUANTITY]

Penguin Solutions, Inc., a Delaware corporation (the “Company”), hereby grants, as of the date of grant set forth above (the “Grant Date”), the number of restricted stock units set forth above (the “RSUs”), with each RSU representing the right to receive a share of common stock of the Company, par value $0.03 per share (a “Share”), to the above-named participant (“Participant”) pursuant and subject to the terms of the Penguin Solutions, Inc. Amended and Restated 2017 Stock Incentive Plan (the “Plan”) and subject to the terms and conditions set forth in this Restricted Stock Unit Award Agreement, including any appendices attached hereto (collectively, the “Agreement”).

Capitalized terms not otherwise defined herein shall have the same meaning set forth in the Plan.

1. Vesting. The RSUs shall vest and the Shares shall become issuable as follows: [INSERT VESTING SCHEDULE]. Notwithstanding the foregoing, the RSUs may be subject to other vesting terms to the extent expressly provided in a written Employment Agreement with Participant, if the terms of such Employment Agreement have been approved by the Committee.

2. Forfeiture of Unvested RSUs. Except as expressly provided in a written Employment Agreement with Participant to the contrary, the terms of which have been approved by the Committee, (i) immediately upon termination of Participant’s employment or service for any reason (including death or disability), if and to the extent that the RSUs remain subject to the satisfaction of service conditions as of the time of such termination, such RSUs shall be forfeited without consideration; and (ii) to the extent that the RSUs are subject to the achievement of certain performance criteria or performance conditions with respect to a Performance Period, in each case as designated in Section 1 above, that are not achieved as of the closing of such Performance Period, then any portion of the RSUs subject to the achievement of such performance criteria or performance conditions which were not achieved, shall be forfeited. The Company shall have the exclusive discretion to determine the date of termination of Participant’s employment or service for purposes of the forfeiture of unvested RSUs pursuant to Section 2(i) hereof, including whether Participant may still be considered to be in employment or service while on a leave of absence or during any applicable notice period.

3. Conversion into Shares of Common Stock. Shares issuable pursuant to the terms of this Agreement will be issued on, or as soon as practicable following, the applicable vesting date of the RSUs, notwithstanding any payment timing terms to the contrary in any Employment Agreement. As a condition to such issuance, Participant shall have satisfied his or her obligations with respect to Tax-Related Items as specified in Section 4 of this Agreement and shall have completed, signed and returned any documents and taken any additional action that the Company deems appropriate to enable it to accomplish the delivery of the Shares. In no event will the Company be obligated to issue a fractional Share, unless otherwise determined by the Committee. Notwithstanding the foregoing, (i) the Company shall not be obligated to deliver any Shares during any period when the Company determines that the conversion of an RSU or the delivery of Shares hereunder would violate any federal, state or other applicable laws and/or may issue Shares subject to any restrictive legends that, as determined by the Company’s counsel, is necessary to comply with securities or other regulatory requirements, (ii) the date on which Shares are issued may include a delay in order to provide the Company such time as it determines appropriate to address tax withholding and other administrative matters (but in no event later than the deadline required to comply with the “short-term deferral” exemption under Section 409A of the Code), and (iii) to the extent that payment in Shares is prohibited under applicable law or would require Participant or the Company to obtain the approval of any governmental and/or regulatory body in the Participant’s country, or as necessary to meet tax or administrative objectives, the Company in its sole discretion may substitute a cash payment in lieu of Shares, such cash payment to be equal to the Fair Market Value of the Shares on the applicable vesting date. Without limiting the generality of Section 3(i), the Committee may require an opinion of counsel acceptable to it to the effect that any subsequent transfer of Shares issued upon the vesting of the RSUs does not violate the Securities Act, and may issue stop-transfer orders covering such Shares.

4. Tax Withholding.

(a) Regardless of any action the Company or, if different, any Affiliate that employs Participant (the “Employer”) takes with respect to any or all income, income tax, social insurance, payroll tax, payment on account or other tax-related withholding items related to Participant’s participation in the Plan and legally applicable to Participant (“Tax-Related Items”), Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains Participant’s responsibility and may exceed the amount (if any) actually withheld by the Company or the Employer. Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant, vesting, value or settlement of the RSUs, the issuance of Shares pursuant to such settlement, the subsequent sale of Shares and the receipt of any dividends, and (ii) do not commit to and are under no obligation to structure the terms of this Agreement, the grant or any aspect of the RSUs to reduce or eliminate Participant’s liability for Tax-Related Items or to achieve a particular tax result. Further, if Participant is subject to tax in more than one jurisdiction, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b) Except as provided in Section 4(c) and Section 4(d) below, any withholding obligations with respect to Tax-Related Items incurred in connection with the RSUs shall be satisfied in one or more of the following manners: (i) if the Shares are publicly traded at the time of the Tax-Related Items withholding event, by the automatic sale by or on behalf of Participant of Shares that are issued under the RSUs (in which case the Company may permit or require such Shares to be sold as part of a block trade with other Plan participants) with the proceeds paid to the Company for remittance to the appropriate taxing authorities, or (ii) if and only to the extent permitted by the Company in its sole discretion: (A) by the Company withholding Shares that would otherwise be issued under the RSUs (with a value up to but not in excess of the statutory maximum amount of Tax-Related Items required to be withheld by law); or (B) by payment by Participant to the Company by wire or by check (which amount shall be due within two (2) business days following the day the applicable taxable event arises, unless otherwise determined by the Company).

(c) Notwithstanding Section 4(b) above, in the event that the withholding obligations with respect to Tax-Related Items incurred in connection with the RSUs arise on a date on which the sale of Shares would otherwise be prohibited by the Company’s insider trading policy, then provided that the RSUs do not vest prior to the expiration of the applicable cooling-off period in Rule 10b5-1(c)(1)(ii)(B) under the Exchange Act, measured from the Grant Date (the “Cooling-Off Period”), any such Tax-Related Items withholding obligations shall be satisfied by the automatic and mandatory sale by or on behalf of Participant of sufficient Shares that are issued under the RSUs to pay the Tax-Related Items obligations (in which case the Company may permit or require such Shares to be sold as part of a block trade with other Plan participants) with the proceeds paid to the Company for remittance to the appropriate taxing authorities. It is the Company’s intent that the mandatory sale of Shares to cover withholding obligations for Tax-Related Items pursuant to this Section 4(c) shall constitute an “eligible sell-to-cover transaction” (as described in Rule 10b5-1(c)(1)(ii)(D)(3) under the Exchange Act) and shall satisfy the affirmative defense conditions of Rule 10b5-1(c)(1) under the Exchange Act. In this regard, Participant certifies that Participant is not aware of any material, nonpublic information regarding the Company or any securities of the Company as of the Grant Date; provided that if Participant is in possession of such material nonpublic information as of the Grant Date, then the mandatory sale of Shares pursuant to this Section 4(c) shall become a binding contract as of the first date thereafter on which Participant is not in possession of material nonpublic information and as of the date any sales are effected pursuant to this Section 4(c), Participant will not effect such sales on the basis of material nonpublic information regarding the Company or any securities of the Company of which Participant was aware at the Grant Date. Further, Participant certifies that he or she is entering into the sell-to-cover arrangement in this Section 4(c) in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5 under the Exchange Act. If the sale of Shares pursuant to this Section 4(c) is prohibited by a legal, contractual or regulatory restriction applicable to Participant or to the broker effecting the sale, or is prevented by a market disruption or similar issue, or if the Tax-Related Items withholding obligation arises at a time other than the vesting and associated settlement of the RSUs or prior to the expiration of the Cooling-Off Period or at a time when the Shares are not publicly traded, then the withholding obligations with respect to Tax-Related Items may be satisfied in one or more of the following manners, as determined by the Company in its sole discretion: (i) by the Company withholding Shares that would otherwise be issued under the RSUs (with a value up to but not in excess of the statutory maximum amount of tax required to be withheld by law); (ii) by payment by Participant to the Company by wire or by check (which amount shall be due within two (2) business days following the day the applicable taxable event arises, unless otherwise determined by the Company); or (iii) unless prohibited by applicable law, by the Company or the Employer withholding such Tax-Related Items from wages or other amounts otherwise owed to Participant.

(d) Notwithstanding Section 4(b) and Section 4(c) above, if Participant is subject to Section 16 of the Exchange Act, the withholding obligations for Tax-Related Items will be satisfied by the Company withholding Shares that would otherwise be issued under the RSUs (with a value up to but not in excess of the statutory maximum amount of Tax-Related Items required to be withheld by law), and not by the automatic sale by or on behalf of Participant of Shares that are issued under the RSUs.

(e) The Company or the Employer may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum rates applicable in Participant’s jurisdiction. In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Shares), or if not refunded, Participant may need to seek a refund from the applicable tax authority. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or the Employer. If the obligation for Tax-Related Items is satisfied by withholding Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested RSUs, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items. The Company may refuse to issue or deliver the Shares or the proceeds from the sale of Shares, if Participant fails to comply with Participant’s obligations in connection with the Tax-Related Items.

5. Lock-up Period. Participant agrees that the Company (or a representative of the underwriter(s)) may, in connection with any underwritten registration of the offering of any securities of the Company under the Securities Act, require that Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Shares or other securities of the Company held by Participant, for a period of time specified by the underwriter(s) (not to exceed one hundred eighty (180) days) following the effective date of the registration statement of the Company filed under the Securities Act; provided that transactions pursuant to Section 4 hereof shall be exempt from any such lock-up request. Participant further agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the underwriter(s) that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Participant’s Shares until the end of such period. The underwriters of the Company’s shares are intended third party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

6. Restrictions on Transfer. Except as expressly required by applicable law, Participant understands and agrees that the RSUs may not be sold, given, transferred, assigned, pledged or otherwise hypothecated and any attempt to sell, give, transfer, assign, pledge or otherwise hypothecate all or any portion of the RSUs will be void and wholly without effect. Notwithstanding the foregoing, a transfer of the RSUs will be effective if and to the extent permitted by the Committee in its sole discretion in response to a written Participant request, subject to compliance with applicable law.

7. Certificates. Unless otherwise determined by the Board, any Shares due to Participant under this Agreement shall be maintained in uncertificated form through book-entry registration with the Company (or, as applicable, its transfer agent or stock plan administrator) or otherwise as permitted by applicable law. Any such book-entry records, or certificates if issued, shall carry such appropriate legends, and such written instructions shall be given to the Company transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act, any state securities laws or any other applicable laws.

8. Stockholder Rights. Participant will have no voting or other rights as the Company’s other stockholders with respect to the Shares until issuance of the Shares to Participant.

9. No Employment/Service Rights. Neither this Agreement nor the grant of the RSUs shall (a) create a right to, or be interpreted as forming an employment or service contract with the Company or any Affiliate, or a right to continue in the employ or service of the Company or any Affiliate; or (b) interfere in any way with the right of the Company or any Affiliate to determine the terms of Participant’s employment or service and to terminate Participant’s employment or service.

10. Nature of the Grant. In accepting the grant of these RSUs, Participant acknowledges, understands and agrees as follows:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and, to the extent permitted by the Plan, it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b) the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock units, or other awards or benefits in lieu of restricted stock units, even if restricted stock units have been granted in the past;

(c) all decisions with respect to future restricted stock unit grants or other awards or benefits, if any, will be at the sole discretion of the Committee;

(d) Participant is voluntarily participating in the Plan;

(e) the RSUs and Shares subject to the RSUs, and the income from and value of same, are not intended to replace any pension rights or pension compensation;

(f) the RSUs and Shares subject to the RSUs, and the income from and value of same, are not part of, or normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, payment in lieu of notice, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, leave-related payments, non-U.S. pension or retirement or welfare benefits or similar mandatory payments;

(g) the future value of the underlying Shares is unknown and cannot be predicted;

(h) no claim or entitlement to compensation or damages shall arise from forfeiture of RSUs resulting from termination of Participant’s employment or service (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or provides services or the terms of Participant’s Employment Agreement, if any) or from any forfeiture of RSUs or recoupment of Shares resulting from the application of a Recoupment Policy (as defined below) or any other forfeiture or recoupment pursuant to Section 11 of this Agreement;

(i) Unless otherwise agreed with the Company, the RSUs and Shares subject to the RSUs, and the income from and value of same, are not granted as consideration for, or in connection with, the service Participant may provide as a director of an Affiliate; and

(j) If Participant’s local currency is not the U.S. Dollar, neither the Company nor any Affiliate shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the U.S. Dollar that may affect the value of the RSUs or of any amounts due to Participant pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon vesting. including any proceeds, gains or other economic benefit actually or constructively received by a Participant pursuant to the Award or upon the receipt or resale of any Shares underlying the Award.

11. Recoupment. The RSUs, whether unvested or vested, and any Shares issued on vesting of the RSUs (as well as any proceeds, gains or other economic benefit actually or constructively received by a Participant pursuant to the RSUs or any Shares), shall be subject to deduction, forfeiture or recoupment to the extent required to comply with any recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards or under any associated Company recoupment policy, including, without limitation, the Penguin Solutions, Inc. Clawback Policy (collectively, a “Recoupment Policy”). In order to satisfy any recoupment obligation arising under a Recoupment Policy or otherwise under applicable laws, rules, regulations or stock exchange listing standards, among other things, Participant expressly and explicitly authorizes the Company to issue instructions, on Participant’s behalf, to any brokerage firm or stock plan service provider engaged by the Company to hold any Shares or other amounts acquired pursuant to the RSUs to re-convey, transfer or otherwise return such Shares and/or other amounts to the Company upon the Company’s enforcement of the Recoupment Policy.

12. Terms of Plan, Interpretations. This Agreement and the terms and conditions herein set forth are subject in all respects to the terms and conditions of the Plan, which shall be controlling; provided, that in the event of a conflict between Section 4 hereof and Section 15(g) of the Plan regarding the satisfaction of withholding tax liabilities, the provisions of Section 4 hereof shall control. All interpretations or determinations of the Committee shall be binding and conclusive upon Participant and Participant’s legal representatives on any question arising hereunder. Participant acknowledges that Participant has received and reviewed a copy of the Plan.

13. Notices. The Company may require any notice hereunder to be transmitted, submitted or received, by the Company or Participant, electronically in accordance with the procedures established by the Company for such notice. Otherwise, all notices hereunder to the party shall be delivered or mailed to the following addresses:

If to the Company:

Penguin Solutions, Inc.

Attn: Stock Plan Administrator

39870 Eureka Drive

Newark, California 94560

If to Participant:

At the last address for Participant in the Company’s records.

Such addresses for the service of notices may be changed at any time provided notice of such change is furnished in advance to the other party.

14. Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter contained herein. This Agreement together with the Plan supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without application of the conflict of laws principles thereof. For purposes of litigating any dispute that arises directly or indirectly from or relates to the RSUs granted under the Plan and/or this Agreement, the Company and Participant submit to the exclusive jurisdiction of the State of Delaware, U.S.A., and agree that such litigation shall be conducted only in the courts of the State of Delaware or the federal courts located in Delaware, and no other courts.

16. Code Section 409A. The parties intend that this Agreement and the benefits provided hereunder be exempt from the requirements of Section 409A of the Code (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof, “Section 409A”) to the maximum extent possible. However, to the extent that the RSUs (or any portion thereof) may be subject to Section 409A, the parties intend that this Agreement and such benefits comply with the deferral, payout, and other limitations and restrictions imposed under Section 409A and this Agreement shall be interpreted, operated and administered in a manner consistent with such intent. Notwithstanding any other provision of the Plan or this Agreement, the Committee shall have the right in its sole discretion (without any obligation to do so or to indemnify Participant or any other person for failure to do so) to adopt such amendments to the Plan or this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Committee determines are necessary or appropriate either for the RSUs to be exempt from the application of Section 409A or to comply with the requirements of Section 409A. For purposes of the Plan and this Agreement, to the extent necessary to avoid accelerated taxation and/or tax penalties under Section 409A, a termination of employment shall not be deemed to have occurred for purposes of settlement of any portion of the RSUs unless such termination constitutes a “separation from service” within the meaning of Section 409A. Each amount to be paid under this Agreement shall be construed as a separately identified payment for purposes of Section 409A. In addition, notwithstanding anything herein to the contrary, if upon termination of employment, a Participant is deemed to be a “specified employee” within the meaning of that term under Section 409A, then, to the extent the settlement of the RSUs following such termination of employment is considered the payment of “non-qualified deferred compensation” under Section 409A payable on account of a “separation from service” that is not exempt from Section 409A, such settlement shall be delayed until the date that is the earlier of (i) the expiration of the six-month period measured from the date of such “separation from service” or (ii) the date of Participant’s death.

17. Insider Trading/Market Abuse Laws. Participant acknowledges that, depending on Participant’s country, the Plan broker’s country, or the country in which Shares are listed, Participant may be subject to insider trading and/or market abuse laws which may affect Participant’s ability to accept, acquire, sell or otherwise dispose of Shares, rights to such Shares (including RSUs) or rights linked to the value of Shares under the Plan during such times as Participant is considered to have “material nonpublic information” or “inside information” regarding the Company (or similar type matters as defined by the laws or regulations in the relevant jurisdiction). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Participant places before he or she possessed inside information. Furthermore, Participant could be prohibited from (i) disclosing inside information to any third party (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them otherwise to buy or sell securities (including fellow employees or service providers). Any restrictions under these or similar laws or regulations are separate from, in addition to, and may differ from, any restrictions that may be imposed under the Company’s insider trading policy. Participant acknowledges that it is his or her responsibility to comply with any applicable restrictions, and that Participant should speak to his or her personal advisor on this matter.

18. Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the RSUs and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

19. Appendix A. Participant’s participation in the Plan is subject to the applicable data privacy terms attached hereto in Appendix A. Moreover, if Participant relocates into or out of the European Economic Area or the United Kingdom, the Company will determine the application of the data privacy terms as necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Agreement.

20. Appendix B. Notwithstanding any provisions in this Agreement, the RSU grant shall be subject to any additional or modified terms and conditions for Participant’s country set forth in Appendix B hereto. Moreover, if Participant relocates to one of the countries included in Appendix B, the terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix B constitutes part of this Agreement.

21. Foreign Asset/Account Reporting. Participant acknowledges that there may be foreign asset and/or account reporting requirements which may affect Participant’s ability to acquire or hold Shares acquired under the Plan or cash received from participating in the Plan (including from any dividends paid on Shares acquired under the Plan) in a brokerage or bank account outside Participant’s country. Participant may be required to report such accounts, assets or transactions to the tax or other authorities in Participant’s country. Participant also may be required to repatriate sale proceeds from the sale of Shares or other funds received as a result of participation in the Plan to Participant’s country through a designated bank or broker within a certain time after receipt. Participant acknowledges that it is his or her responsibility to be compliant with any such requirements, and should consult his or her personal legal advisor for any details.

22. No Advice Regarding Grant. The Company and its Affiliates are not providing any tax, legal or financial advice, nor making any recommendations regarding Participant’s participation in the Plan or his or her acquisition or sale of the underlying Shares. Participant should consult with his or her own personal tax, legal and financial advisors regarding Participant’s participation in the Plan before taking any action related to the Plan.

23. Electronic Delivery and Participation. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan by electronic means or to request Participant’s consent to participate in the Plan by electronic means. By participating in the Plan, Participant consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

24. Language. If Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control, unless otherwise required by applicable law.

25. Waiver. Participant acknowledges that a waiver by the Company of a breach of any provision of this Agreement or the Plan shall not operate or be construed as a waiver of any other provision of this Agreement or the Plan, or of any subsequent breach by Participant or any other Person who holds outstanding RSUs or other Awards under the Plan.

26. Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Appendix A to the

Restricted Stock Unit Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Data Privacy Terms for Participants outside the U.S.

These data privacy terms govern the RSUs granted to Participant under the Plan. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan and/or in the Agreement.

By participating in the Plan and accepting the grant of the RSUs, Participant provides the consents and acknowledgements set forth in this Appendix A with respect to the collection, processing and use of Data (as defined below) by the Company and its Affiliates and the transfer of Data to the recipients mentioned herein, including recipients located in countries which do not provide an adequate level of protection from a European (or other non-U.S.) data protection law perspective, for the purposes of implementing, administering and managing the Plan. If Participant does not wish to provide such consents and acknowledgments, Participant may notify the Company, at any time, that Participant rejects the RSUs and requests the cancellation of the RSUs by the Company.

1.	For Participants in the European Union / European Economic Area and the United Kingdom

(a) Data Processing and Legal Basis. The Company and the Employer may collect, process and use certain personal information about Participant, including, but not limited to, Participant’s name, home address and telephone number, email address, date of birth, social insurance number, passport or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all RSUs under the Plan or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in Participant’s favor (collectively “Data”), for the purposes of implementing, administering and managing the Plan. The legal basis, where required, for the processing of Data is Participant’s consent.

(b) Stock Plan Administration Service Providers. The Company transfers Data, or parts thereof, to Morgan Stanley Smith Barney LLC and its affiliates, including E*TRADE Financial Corporate Services, Inc. (collectively, “Morgan Stanley”), an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Plan and Participant consents to the Company’s transfer of Data to Morgan Stanley for this limited purpose. Participant acknowledges and understands that Morgan Stanley will open an account for Participant to receive and trade Shares acquired under the Plan and that Participant will be asked to agree on separate terms and data processing practices with Morgan Stanley, which is a condition of Participant’s ability to participate in the Plan. In the future, the Company may select a different service provider and may share Data with such different service provider that serves in a similar manner.

(c) International Data Transfers. Participant understands that, as of the date hereof, any third parties assisting in the implementation, administration and management of the Plan, such as Morgan Stanley, are based in the United States. Participant understands and acknowledges that his or her country has enacted data privacy laws that are different from the laws of the United States. As a result, in the absence of appropriate safeguards such as standard data protection clauses, the processing of Participant’s Data in the United States or, as the case may be, other countries might not be subject to substantive data processing principles or supervision by data protection authorities. In addition, Participant might not have enforceable rights regarding the processing of his or her Data in such countries.

To the extent applicable to Participant, the Company provides appropriate safeguards for protecting Data that it receives in the United States through its adherence to data transfer agreements entered into between the Company and Affiliates within the European Union and European Economic Area. Otherwise, where required, the Company’s legal basis for the transfer of Data is Participant’s consent.

(d) Data Retention. Participant understands that the Company will use Data only as long as is necessary to implement, administer and manage Participant’s participation in the Plan, or to comply with legal or regulatory obligations, including under tax and securities laws. In the latter case, Participant understands and acknowledges that the Company’s legal basis for the processing of Data would be compliance with relevant laws or regulations.

(e) Voluntariness and Consequences of Denial/Withdrawal of Consent. Participation in the Plan is voluntary and Participant is providing the consents herein on a purely voluntary basis. Participant understands that he or she may withdraw consent at any time with future effect for any or no reason. If Participant does not consent, or if Participant later seeks to revoke consent, Participant’s salary from or employment or service with the Employer will not be affected; the only consequence of refusing or withdrawing consent is that the Company would not be able to grant RSUs to Participant or administer or maintain Participant’s participation in the Plan.

(f) Data Subject Rights. Participant understands that data subject rights vary depending on the applicable law and that, depending on where Participant is based and subject to the conditions set out in the applicable law, Participant may have, without limitation, the rights to (i) request access or copies of Data the Company processes, (ii) rectification of incorrect Data, (iii) anonymization, blocking or deletion of Data, (iv) restrictions on processing of Data, (v) portability of Data, (vi) lodge complaints with competent authorities in Participant’s jurisdiction, and/or (vii) receive a list with the names and addresses of any potential recipients of Data. To receive clarification regarding these rights or to exercise these rights, Participant understands that he or she can contact Participant’s local human resources representative.

(g) Alternative Basis for Data Processing and Transfer. Participant understands that the Company may rely on a different legal basis for the processing or transfer of Data in the future and/or request that Participant provide another data privacy consent form. If applicable and upon request of the Company, Participant agrees to provide an executed acknowledgement or data privacy consent form to the Employer or the Company (or any other acknowledgements, agreements or consents that may be required by the Employer or the Company) that the Company and/or the Employer may deem necessary to obtain under the data privacy laws in Participant’s country, either now or in the future. Participant understands that he or she will not be able to participate in the Plan if Participant fails to execute any such acknowledgement, agreement or consent requested by the Company and/or the Employer.

2.	For Participants Outside the European Union / European Economic Area and the United Kingdom

(a) Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Participant’s personal Data as described herein by and among, as applicable, the Company and its Affiliates (including any of their respective payroll and Plan administrators), wherever they may be located, (collectively, the “Data Recipients”) for the exclusive purpose of implementing, administering and managing Participant’s participation in the Plan. Participant understands that the Data Recipients will collect, hold, and process certain personal information about Participant (which Data includes, without limitation, Participant’s name, home address, telephone number, date of birth, nationality and job detail and details of the Award granted hereunder and any other Awards granted to Participant).

(b) The Data Recipients will treat Participant’s personal Data as private and confidential and will not disclose such Data for purposes other than the management and administration of Participant’s participation in the Plan and will take reasonable measures to keep such personal Data private, confidential, accurate and current.

(c) Where the transfer is to a destination outside the jurisdiction in which Participant resides, the Company and its Affiliates (including any of their Data Recipients) shall take reasonable steps to ensure that such personal data continues to be adequately protected and securely held. Nonetheless, by accepting the Award granted hereunder, Participant acknowledges that personal Data about Participant may be transferred to a jurisdiction that does not offer the same level of protection as the jurisdiction in which Participant resides. Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. Participant authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom he or she may elect to deposit any Shares acquired pursuant to the Plan. Participant understands that his or her personal Data will be held only as long as is necessary to implement, administer and manage Participant’s participation in the Plan or to comply with legal or regulatory obligations, including under tax and securities laws.

(d) Participant may, at any time, view his or her personal Data, require any necessary corrections to it or withdraw Participant’s consent by contacting the Secretary of the Company. Participant understands, however, that refusing or withdrawing his or her consent may affect his or her ability to participate in the Plan. For more information on the processing of personal Data, including the consequences of Participant’s refusal to consent or withdrawal of consent, Participant understands that he or she may contact his or her local human resources representative.

(e) Participant understands that data subject rights vary depending on the applicable law and that, depending on where Participant is based and subject to the conditions set out in the applicable law, Participant may have, without limitation, the rights to (i) request access or copies of Data the Company processes, (ii) rectification of incorrect Data, (iii) anonymization, blocking or deletion of Data, (iv) restrictions on processing of Data, (v) portability of Data, and/or (vi) lodge complaints with competent authorities in Participant’s jurisdiction. To receive clarification regarding these rights or to exercise these rights, Participant understands that he or she can contact Participant’s local human resources representative.

Appendix B to the

Restricted Stock Unit Award Agreement

Under the

Penguin Solutions, Inc.

Amended and Restated 2017 Stock Incentive Plan

Country-Specific Terms

These country-specific terms govern the Agreement and the RSUs granted to Participant under the Plan. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan and/or in the Agreement.

CHINA

The following terms and conditions will be applicable to Participant to the extent that the Company, in its discretion, determines that the RSUs or Participant’s participation in the Plan will be subject to exchange control restrictions in the People’s Republic of China (the “PRC”), as implemented by the PRC State Administration of Foreign Exchange (“SAFE”).

Vesting and Conversion into Shares of Common Stock. The following provision supplements Sections 1 and 3 of the Agreement:

In addition to any other vesting and settlement conditions, the RSUs will not release and no Shares will be delivered to Participant unless and until all necessary approvals from SAFE or its relevant branch have been received and remain effective, as determined by the Company in its sole discretion (“SAFE Approval”). In the event that SAFE Approval has not been obtained prior to any date(s) on which the RSUs are scheduled to be released in accordance with the vesting schedule set forth in Section 1 of this Agreement, the RSUs will not be released until SAFE Approval is obtained. If Participant experiences a termination of employment prior to the date that SAFE Approval is obtained, Participant will have no entitlement to receive unreleased Shares relating to the RSUs.

Sale of Shares. Notwithstanding anything to the contrary in the Plan or the Agreement, to facilitate compliance with PRC exchange control restrictions, Participant agrees that any Shares acquired under the Plan may be immediately sold at vesting of the RSUs or, at the Company’s discretion, at a later time (including as a result of Participant’s termination of employment). Participant further agrees that the Company is authorized to instruct its designated broker to assist with the mandatory sale of Shares (on Participant’s behalf pursuant to this authorization), and Participant expressly authorizes such broker to complete the sale of the Shares. Participant acknowledges that the Company’s designated broker is under no obligation to arrange for the sale of Shares at any particular price. Upon the sale of Shares, the Company agrees to pay the cash proceeds from the sale, less any brokerage fees or commissions, to Participant in accordance with applicable exchange control laws and regulations and provided any liability for Tax-Related Items has been satisfied. Participant further agrees that any Shares to be issued to Participant shall be deposited directly into an account with the Company’s designated broker. The deposited Shares shall not be transferable (either electronically or in certificate form) from the brokerage account. This limitation shall apply both to transfers to different accounts with the same broker and to transfers to other brokerage firms. The limitation shall apply to all Shares issued to Participant under the Plan, whether or not Participant continues to be employed by the Company or any Affiliate.

Exchange Control Restrictions. By accepting the RSUs, Participant understands and agrees that Participant will be required to immediately repatriate to China all proceeds due to Participant under the Plan, including any proceeds from the sale of Shares or any other distributions with respect to such Shares. Participant understands that such repatriation will need to be effected through a special exchange control account established by the Company or its Affiliate in China, and Participant hereby agrees that the proceeds may be transferred to such account prior to being delivered to Participant.

Participant further understands that the foregoing proceeds may be paid to Participant in U.S. Dollars or in local currency, at the Company’s discretion. If the proceeds are paid in U.S. Dollars, Participant understands that Participant will be required to set up a U.S. Dollar bank account in China so that the proceeds may be deposited into such account. If the proceeds are paid in local currency, Participant acknowledges that neither the Company nor its Affiliates are under an obligation to secure any particular currency conversion rate and that the Company (or its Affiliates) may face delays in converting the proceeds to local currency due to exchange control requirements in China.

Participant agrees to bear any foreign exchange rate fluctuation risk between the time the Shares are delivered to Participant or are sold and the time the sale proceeds are converted into local currency and distributed to Participant. Participant understands and agrees that the Company is not responsible for the amount of any foreign currency loss Participant may incur and that the Company assumes no liability for any fluctuation in the Share price and/or U.S. Dollar exchange rate.

Participant further agrees to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in China.

Finally, PRC residents may be required to report to the SAFE details of their foreign financial assets and liabilities, as well as details of any economic transactions conducted with non-PRC residents, either directly or through financial institutions. Under these rules, Participant may be subject to reporting obligations for the Shares or the RSUs under the Plan and Plan-related transactions. It is Participant’s responsibility to comply with any applicable reporting obligation and Participant should consult a personal legal advisor in this regard.

HONG KONG

Conversion into Shares of Common Stock. The following provision supplements Section 3 of the Agreement:

The grant of the RSUs does not provide any right for Participant to receive a cash payment and the RSUs will be settled in Shares only.

Restriction on Sale of Shares. To the extent the RSUs vest within six months of the Grant Date, Participant may not dispose of the Shares acquired pursuant to the settlement of the RSUs, or otherwise offer the Shares to the public, prior to the six-month anniversary of the Grant Date. Any Shares acquired under the Plan are accepted as a personal investment.

SECURITIES WARNING: This offer of RSUs and the Shares to be issued upon vesting and settlement of the RSUs are available only to eligible employees and service providers of the Company or any Affiliate and are not a public offer of securities. The Agreement (including Appendix A and Appendix B), the Plan and other communication materials associated with the offer have not been prepared in accordance with and are not intended to constitute a “prospectus” for a public offering of securities under the applicable securities legislation in Hong Kong, nor have the documents been reviewed by any regulatory authority in Hong Kong. The Agreement and any related documentation are intended only for the personal use of each Participant and may not be distributed to any other person. Participant is advised to exercise caution in relation to the offer. If Participant is in any doubt about any of the contents of the offer documents, Participant should obtain independent professional advice.

IRELAND

There are no country-specific provisions.

JAPAN

Compliance with Law. By accepting the RSUs, Participant agrees to comply with all applicable Japanese laws and report and pay any and all applicable Tax-Related Items associated with the receipt of RSUs and any payment made to Participant upon vesting of RSUs. Participant acknowledges that the Japanese tax authorities are aware that employees and service providers of Japanese affiliates of Delaware companies may earn substantial income as a result of participation in an equity incentive plan, and may audit the tax returns of such employees and service providers to confirm that they have correctly reported the resulting income.

KOREA

There are no country-specific provisions.

MALAYSIA

Director Notification Obligation. Malaysian resident Participants who are directors of a Malaysian entity are subject to certain notification requirements under the Malaysian Companies Act. Among these requirements is an obligation to notify the Malaysian entity in writing when receiving or disposing of an interest (e.g., RSUs, Shares, etc.) in the Company or any related company. This notification must be made within 14 days of receiving or disposing of any interest in the Company or any related company.

Responsibility for Taxes. This provision replaces Section 4 of the Agreement in its entirety, except as otherwise provided below:

As a condition of grant, Participant hereby elects to pay any and all income tax due on the benefits derived from participation in the Plan (“Taxes”) directly to the Malaysian Inland Revenue Board and report such benefits on Participant’s annual tax return for the relevant year of the tax assessment. Participant further understands and agrees that by making this election, the Company and the Employer will not withhold any Taxes pursuant to the Income Tax (Deduction of Remuneration) Rules 1994, and Participant acknowledges and agrees that the ultimate liability for all Taxes is and remains Participant’s responsibility.

Further, if Participant becomes subject to taxation in more than one jurisdiction between the Grant Date and the date of any relevant taxable event, Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for the Taxes in any relevant jurisdiction outside Malaysia and may do so in the manner set forth in Section 4 of the Agreement.

This election will remain in effect unless and until Participant actively cancels the election by notifying Participant’s Employer in writing and Participant’s Employer confirms receipt of such cancellation notice.

Data Privacy. The following provisions supplement Section 2 of Appendix A to the Agreement:

(a) Peserta dengan ini secara eksplisit dan tanpa sebarang keraguan mengizinkan pengumpulan, penggunaan dan pemindahan, dalam bentuk elektronik atau bentuk lain, data peribadi Peserta seperti yang dinyatakan di sini oleh dan di antara, yang berkenaan, Syarikat dan Gabungannya (termasuk mana-mana pentadbir gaji mereka masing-masing), di mana sahaja mereka berada, (secara kolektif, “Penerima-penerima Data”) untuk tujuan eksklusif bagi melaksanakan, mentadbir dan menguruskan penyertaan Peserta dalam Pelan. Peserta memahami bahawa Penerima-penerima Data akan mengumpul, memegang, dan memproses maklumat peribadi tertentu mengenai Peserta (termasuk, tetapi tidak terhad kepada, nama Peserta, alamat rumah, nombor telefon, tarikh lahir, kewarganegaraan dan butiran pekerjaan dan butiran mengenai Anugerah yang diberikan di bawah ini dan mana-mana Anugerah lain yang diberikan kepada Peserta).

(b) Penerima-penerima Data akan menganggap data peribadi Peserta sebagai sulit dan rahsia dan tidak akan mendedahkan data sedemikian untuk tujuan selain daripada pengurusan dan pentadbiran penyertaan Peserta dalam Pelan tersebut dan akan mengambil langkah yang munasabah untuk menyimpan data peribadi sedemikian secara sulit, tepat dan semasa.

(c) Di mana pemindahan adalah ke satu destinasi di luar bidang kuasa di mana Peserta menetap, Syarikat dan Gabungannya (termasuk mana-mana pentadbir gaji mereka masing-masing) hendaklah mengambil langkah yang munasabah untuk memastikan bahawa data peribadi sedemikian terus dilindungi dengan sewajarnya dan dipegang secara selamat. Walau bagaimanapun, dengan menerima Anugerah yang diberi di bawah ini, Peserta mengakui bahawa maklumat peribadi mengenai Peserta boleh dipindahkan ke bidang kuasa yang tidak menawarkan tahap perlindungan yang sama seperti bidang kuasa di mana Peserta menetap. Peserta memahami bahawa dia boleh meminta satu senarai yang mengandungi nama dan alamat penerima-penerima data yang berpotensi dengan menghubungi wakil sumber manusia tempatannya. Peserta memberi kuasa kepada penerima-penerima untuk menerima, memiliki, mengguna, mengekal dan memindah data, dalam bentuk elektronik atau bentuk lain, bagi tujuan melaksanakan, mentadbir dan menguruskan penyertaaan Peserta dalam Pelan, termasuk apa-apa pemindahan data yang diperlukan tersebut kepada seorang broker atau pihak ketiga lain yang dipilihnya untuk mendepositkan apa-apa Saham yang diperolehi menurut Anugerah ini. Peserta memahami bahawa data peribadinya akan dipegang hanya untuk tempoh yang diperlukan untuk melaksana, mentadbir dan mengurus penyertaan Peserta dalam Pelan.

(d) Peserta boleh, pada bila-bila masa, melihat data peribadinya, meminta sebarang pembetulan yang perlu kepadanya atau menarik balik persetujuan Peserta dengan menghubungi Setiausaha Syarikat. Walau bagaimanapun, Peserta memahami bahawa keenggannan atau penarikan balik persetujuannya akan menjejaskan kebolehannya untuk menyertai Pelan. Untuk maklumat lanjut mengenai pemprosesan data peribadi, termasuk akibat keengganan Peserta untuk memberi persetujuan atau penarikan balik persetujuannya, Peserta memahami bahawa dia boleh menghubungi wakil sumber manusia tempatannya.

SINGAPORE

Restriction on Sale of Shares. Shares received upon vesting of the RSUs are accepted as a personal investment. To the extent the RSUs vest within six months of the Grant Date, Participant may not dispose of the Shares acquired pursuant to the settlement of the RSUs, or otherwise offer the Shares to the public, prior to the six-month anniversary of the Grant Date, unless such sale or offer is made pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the Securities and Futures Act (Chap. 289, 2006 Ed.) (“SFA”) and in accordance with the conditions of any other applicable provision of the SFA.

Securities Law Information. The RSUs are being granted pursuant to the “Qualifying Person” exemption under section 273(1)(f) of the SFA, are exempt from the prospectus and registration requirements under the SFA and are not made with a view to the RSUs or the underlying Shares being subsequently offered for sale to any other party. The Plan has not been, and will not be, lodged or registered as a prospectus with the Monetary Authority of Singapore.

Director Notification Requirement. Any director (including an alternate, associate, substitute or shadow director) of a Singapore entity must notify the Singapore entity in writing within two business days of (i) becoming the registered holder of or acquiring an interest (e.g., RSUs, Shares) in the Company or any related entity, or becoming a director, or (ii) any change in a previously disclosed interest (e.g., sale of Shares). These notification requirements apply regardless of whether directors are residents of or employed in Singapore.

TAIWAN

Securities Law Information. The offer of participation in the Plan is available only for eligible employees and service providers. The offer of participation in the Plan is not a public offer of securities by a Taiwanese company.

Data Privacy Acknowledgement. Participant hereby acknowledges that Participant has read and understood the terms regarding collection, processing and transfer of Data provided in Section 2 of Appendix A to the Agreement and by participating in the Plan, Participant agrees to such terms. In this regard, upon request of the Company or the Employer, Participant agrees to provide an executed data privacy consent form to the Company or the Employer (or any other agreements or consents that may be required by the Company or the Employer) that the Company and/or the Employer may deem necessary to obtain under the data privacy laws in Participant’s country of residence, either now or in the future. Participant understands Participant may be unable to participate in the Plan if Participants fail to execute any such consent or agreement.

UNITED KINGDOM

Tax Obligations. The following provisions supplement Section 4 of the Agreement:

Participant agrees to be liable for any Tax-Related Items and covenants to pay any such Tax-Related Items, as and when requested by the Company or, if different, the Employer or by HM Revenue & Customs (“HMRC”) (or any other tax authority or any other relevant authority). Participant also agrees to indemnify and keep indemnified the Company and, if different, the Employer against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on Participant’s behalf.

Notwithstanding the foregoing, if Participant is a director or executive officer (within the meaning of Section 13(k) of the Exchange Act), Participant understands that Participant may not be able to indemnify the Company and/or the Employer for the amount of any Tax-Related Items not collected from or paid by Participant, in case the indemnification could be considered to be a loan. In this case, the Tax-Related Items not collected or paid may constitute a benefit to Participant on which additional income tax and National Insurance contributions (“NICs”) may be payable. Participant acknowledges that the Company or the Employer may recover any such additional income tax and NICs at any time thereafter by any of the means referred to in the Agreement. However, Participant is primarily responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company and/or the Employer (as appropriate) the amount of any NICs due on this additional benefit, which may also be recovered from Participant by any of the means referred to in Section 4 of the Agreement.

UNITED STATES

There are no country-specific provisions.